Registration Statement No. 333-285508

Filed Pursuant to Rule 433

Dated May 23, 2025

NEW ISSUE: Bank of Montreal’s Autocallable Barrier Notes Linked to the Least Performing of Two Reference Assets These notes do not guarantee the return of your principal at maturity NOTE INFORMATION Bank of Montreal Issuer: $1,000 (and $1,000 increments thereafter) Minimum Investment: DATES May 29, 2025 Offering Period Closes: On or about May 29, 2025 Pricing Date: On or about June 03, 2025 Settlement Date: On or about May 31, 2028 Valuation Date: On or about June 05, 2028 Maturity Date: Approximately 3 Years Term: PSARC 759 Issue: REFERENCE ASSETS The common stock of Halliburton Company (Bloomberg: “HAL”) The common stock of Palo Alto Networks, Inc. (Bloomberg: “PANW”) TERMS At least 3.25% of the principal per quarter (approximately 13.00% per annum), unless earlier redeemed. Interest Rate: With respect to each Reference Asset, 65% of its Initial Level Trigger Level: 06369NX63 CUSIP Please see the following page for additional information about the terms included on this cover page, and how your investment ma y be impacted. Any capitalized term not defined herein shall have the meaning set forth in the preliminary pricing supplement to which the term sheet relates (se e h yperlink below). 1 SEC File No. 333 - 285508 | May 23, 2025 TERMS CONTINUED A Coupon will be paid on the corresponding Coupon Payment Date at the Interest Rate, subject to the automatic redemption feature. Coupons: Interest will be paid on the 5th day of each September, December, March, and June (or, if such day is not a business day, the next following business day), beginning on September 05, 2025 and ending on the Maturity Date, subject to the automatic redemption feature. Coupon Payment Dates: Beginning on September 02, 2025, if on any Call Observation Date the closing level of each Reference Asset is greater than or equal to its Call Level, the notes will be automatically redeemed. No further amounts will be owed to you under the Notes. Automatic Redemption: Beginning on September 02, 2025, three trading days prior to each Coupon Payment Date. Call Observation Date: If the notes are automatically redeemed, the Coupon Payment Date immediately following the relevant Call Observation Date. Call Settlement Date: A Trigger Event will be deemed to occur if the Final Level of any Reference Asset is less than its Trigger Level on the Valuation Date. Trigger Event: If the notes are automatically redeemed, then, on the Call Settlement Date investors will receive their principal amount plus the Coupon otherwise due. Payment Upon Automatic Redemption : INVESTMENT OBJECTIVE The objective of the notes is to provide clients the potential to earn periodic income, subject to redemption, while offering limited downside protection against a slight to moderate decline in the Reference Assets over the term of the notes. The performance of the notes may not be consistent with the investment objective. This term sheet, which gives a brief summary of the terms of the notes, relates to, and should be read in conjunction with, t he pricing supplement dated May 22, 2025, the Product Supplement dated March 25, 2025, the Prospectus Supplement dated March 25, 2025, and to the Prospectus dated March 25, 2025. CITIGROUP GLOBAL MARKETS INC.

2 If the notes are not automatically redeemed, the payment at maturity for the notes is based on the performance of the Reference Asset. You will receive $1,000 for each $1,000 in principal amount of the note, unless a Trigger Event has occurred. If a Trigger Event has occurred, you will receive at maturity, for each $1,000 in principal amount of your notes, a number of shares equal to the Physical Delivery Amount or, at our election, the Cash Delivery Amount. The Physical Delivery Amount will be less than the principal amount of your notes, and may be zero. You will also receive the final Coupon. Even with Coupons, the return on the notes may be negative. Payment at Maturity (if held to the Maturity Date): The Reference Asset with the lowest Percentage Change. Least Performing Reference Asset: With respect to each Reference Asset, the quotient, expressed as a percentage, of the following formula: (Final Level – Initial Level) / Initial Level Percentage Change: With respect to each Reference Asset, the closing level of that Reference Asset on the Pricing Date. Initial Level: With respect to each Reference Asset, the closing level of that Reference Asset on the Valuation Date. Final Level: The number of shares of the Least Performing Reference Asset equal to $1,000 divided by its Initial Level. Any fractional shares will be paid in cash. Physical Delivery Amount: The amount in cash equal to the product of (1) the Physical Delivery Amount and (2) the Final Level of the Least Performing Reference Asset. Cash Delivery Amount: Investors in these notes could lose all or a substantial portion of their investment at maturity if there has been a decline in the market value of any Reference Asset and the Final Level of any Reference Asset is less than its Trigger Level. We urge you to carefully review the documents described in “Additional Information” below, including the risk factors set forth and incorporated by reference therein, prior to making an investment decision. Principal at Risk: The notes will not be listed on any securities exchange. Although not obligated to do so, Citigroup Global Markets Inc. (“Citigroup”) (or one of our or their affiliates), plans to maintain a secondary market in the notes after the Settlement Date. Proceeds from a sale of notes prior to maturity may be less than the principal amount initially invested. Secondary Market:

3 The risks summarized below are some of the most important factors to be considered prior to any purchase of the notes. Investors are urged to read all the risk factors related to the notes in the pricing supplement and the product supplement to which this term sheet relates. • You could lose up to the entire principal amount of your notes, and your potential return on the notes is limited to the Coupon payments. If the notes are not automatically redeemed and a Trigger Event has occurred with respect to any Reference Asset, you will lose 1% of the principal amount for each 1% that the Final Level of the Least Performing Reference Asset is less than its Initial Level. • Your notes are subject to early redemption. If the notes are so redeemed, you will not receive any additional Coupons, and you may not be able to invest the proceeds in a security with a similar return. • Your payment at maturity may be determined solely by reference to the Least Performing Reference Asset, even if any other Reference Assets perform better. • The payments on the notes will be determined by reference to each Reference Asset individually, not to a basket, and the payments on the notes will be based on the performance of the Least Performing Reference Asset. • Any decline in the closing level of the Least Performing Reference Asset from the Valuation Date to the Maturity Date will reduce the value of the Physical Delivery Amount. • Your return on the notes may be lower than the return on a conventional debt security of comparable maturity. • A higher Interest Rate or lower Trigger Levels may reflect greater expected volatility of the Reference Assets, and greater expected volatility generally indicates an increased risk of loss at maturity. • Your return on the notes may be lower than the return on a conventional debt security of comparable maturity. • The notes are unsecured debt obligations of the Issuer and your investment is subject to the credit risk of the Issuer. • Our , Citigroup’s or one or more of our or their affiliates’ activities may conflict with your interests and may also adversely affect the value of the notes. • Our initial estimated value of the notes will be lower than the price to public, does not represent any future value of the notes, and may also differ from the estimated value of any other party. • The terms of the notes are not determined by reference to the credit spreads for our conventional fixed - rate debt. • The inclusion of the hedging profits, if any, in the initial price to public of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. • You will not have any shareholder rights and will have no right to receive any securities represented by the Reference Assets at maturity. • Your notes are subject to single equity risk. • The notes will not be listed on any securities exchange. We, Citigroup or one or more of our or their affiliates may offer to purchase the notes in the secondary market, but none of us, Citigroup or any of our or their affiliates is required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. • We, Citigroup, or any of our or their affiliates have carried out or may carry out hedging and trading activities related to the notes that could adversely affect the payment on the notes. • You must rely on your own evaluation of the merits of an investment linked to the Reference Assets. • Owning the notes is not the same as owning shares of the Reference Assets or a security directly linked to the Reference Assets. Selected Risk Considerations:

Hypothetical Calculations for the Payment at Maturity:

The following tables illustrate the hypothetical payments on a note, assuming different scenarios. The hypothetical payments are based on a $1,000 investment, a hypothetical Initial Level of $100.00 for each Reference Asset, a hypothetical Trigger Level of $65.00 for each Reference Asset (65.00% of the hypothetical Initial Level), a hypothetical Call Level of $100.00 for each Reference Asset (100.00% of the hypothetical Initial Level), a hypothetical interest rate of 3.250% per quarter (approximately 13.00% per annum), and a range of hypothetical closing levels of the Least Performing Reference Asset.

The hypothetical examples shown below are intended to help you understand the terms of the notes. The number of Coupons received will depend on whether the notes are automatically redeemed during the term of the notes. If the notes are not automatically redeemed, the actual amount of cash or shares that you will receive at maturity will depend upon the Final Level of the Least Performing Reference Asset. The numbers appearing in the following examples have been rounded for ease of analysis.

The table below illustrates the hypothetical total Coupons per note over the term of the notes based on the hypothetical terms set forth above, depending on how many Coupons are paid prior to any automatic redemption or maturity. If the notes have not been automatically redeemed, the hypothetical total Coupons paid per note over the term of the notes will be equal to the maximum amount shown in the table below.

Number of Coupons	Total Coupon Payments
1	$32.50
2	$65.00
3	$97.50
4	$130.00
5	$162.50
6	$195.00
7	$227.50
8	$260.00
9	$292.50
10	$325.00
11	$357.50
12	$390.00

The following table illustrates the hypothetical payments on a note at maturity, assuming that the notes are not automatically redeemed. If the notes are automatically redeemed prior to maturity, the hypothetical examples below will not be relevant, and you will receive on the applicable Call Settlement Date, for each $1,000 principal amount, the principal amount plus the applicable final Coupon.

Hypothetical Final Level of the Least Performing Reference Asset	Hypothetical Final Level of the Least Performing Reference Asset Expressed as a Percentage of its Initial Level	Payment at Maturity (Excluding Coupons)*
$200.00	200.00%	$1,000.00
$180.00	180.00%	$1,000.00
$160.00	160.00%	$1,000.00
$140.00	140.00%	$1,000.00
$120.00	120.00%	$1,000.00
$100.00	100.00%	$1,000.00
$90.00	90.00%	$1,000.00
$80.00	80.00%	$1,000.00
$70.00	70.00%	$1,000.00
$65.00	65.00%	$1,000.00
$64.99	64.99%	$649.90
$60.00	60.00%	$600.00
$40.00	40.00%	$400.00
$20.00	20.00%	$200.00
$0.00	0.00%	$0.00

* Represents the cash value of the hypothetical Physical Delivery Amount on the Valuation Date. We may elect to deliver either the Physical Delivery Amount or the Cash Delivery Amount. If we elect to deliver the Physical Delivery Amount, the actual value received and your total return on the notes on the Maturity Date will depend on the value of the Least Performing Reference Asset on the Maturity Date.

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Additional Information The notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or under the Canada Deposit Ins urance Corporation or by any other U.S. or Canadian governmental agency or instrumentality. The notes will not be subject to conversion into our common shares or the common shares of any of our affiliates under subsec tio n 39.2(2.3) of the Canada Deposit Insurance Corporation Act. Neither the U.S. Securities and Exchange Commission (the “SEC”), nor any state securities commission, has reviewed or approve d t hese notes, nor or otherwise passed upon the accuracy of this document, to which it relates or the accompanying product supplement , p rospectus supplement, or prospectus. Any representation to the contrary is a criminal offense. The Issuer has filed a registration statement with the SEC for the offerings to which this communication relates. Before you in vest, you should read the prospectus in that registration statement and the other documents discussed below that the Issuer has filed w ith the SEC for more complete information about the Issuer and these offerings. You may obtain these documents free of charge by visiting th e S EC’s web site at http://www.sec.gov . Alternatively, the Issuer will arrange to send to you the prospectus (as supplemented by the prospectus supplement, product supplement, and preliminary pricing supplement to which this term sheet relates) if you request it by cal lin g its agent toll - free on 1 - 877 - 369 - 5412 or emailing investor.solutions@bmo.com . The information in this term sheet is qualified in its entirety by the more detailed explanations set forth elsewhere in the Iss uer’s preliminary pricing supplement dated May 22, 2025 and the accompanying product supplement, prospectus supplement, and prospectus. Unless the context provides otherwise, capitalized terms used in this term sheet but not defined shall have the meaning assigned to them in the pricing supplement, product supplement, prospectus supplement, or prospectus, as applicable, to which this term sheet relates. Infor mat ion about retrieving these documents can be found elsewhere in this term sheet. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website): • Preliminary Pricing Supplement dated May 22, 2025: https://www.sec.gov/Archives/edgar/data/927971/000121465925008263/i523250fwp.htm • Product Supplement dated March 25, 2025: https://www.sec.gov/Archives/edgar/data/927971/000121465925004743/b324250424b2.htm • Prospectus Supplement and Prospectus dated March 25, 2025: https://www.sec.gov/Archives/edgar/data/927971/000119312525062081/d840917d424b5.htm Our Central Index Key, or CIK, on the SEC website is 927971. As used in this terms sheet, the “Issuer,” “we,” “us” or “our” r efe rs to Bank of Montreal, but not its consolidated subsidiaries. This term sheet contains no description or discussion of the United States tax consequences of the acquisition, holding or di spo sition of the notes. We urge you to carefully read the section entitled “U.S. Federal Tax Information” in the accompanying pricing supplement, the section entitled “Supplemental Tax Considerations — Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Cert ain Income Tax Consequences” in the accompanying prospectus supplement, in each case, to which this term sheet relates. You should consult your tax advisor about your own tax situation. 5